James A. Sabala
Executive Vice President and Chief Financial Officer

May 22, 2006

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:	Coeur d’Alene Mines Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 1-08641

Dear Mr. Schwall:

        I am writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated May 9, 2006, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), which was filed on March 14, 2006. Set forth below are the comments contained in your letter and the Company’s responses thereto.

        Filed herewith is Amendment No. 1 to the Form 10-K (the “Amendment”). A marked copy of the Amendment identifying changes made from the original Form 10-K is being delivered to the Staff to facilitate and expedite its review.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Polices and Estimates

Reserve Estimates, page 45

1.	We note your statement that “The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying amount of its assets may not be fully recoverable. The Company did not record any write-downs during the years ended December 31, 2005, 2004 and 2003.” Please elaborate on the last sentence given the line item entitled Write-down of mining properties and other holding costs presented within your consolidated statements of operations and comprehensive income (loss) for all years presented.

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, Idaho 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213
www.coeur.com

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Response:

Supplementally, we are able to confirm to the Staff that the disclosure is correct. We did not have any asset write-downs for the years ended December 31, 2005, 2004 and 2003. The amounts of mining property write-downs and other holding costs reported for the years consist solely of the costs of care and maintenance for a facility that is being held in standby mode. Costs for properties in standby mode are expensed as incurred and include certain personnel costs and property holding costs such as insurance and taxes. The Company respectfully requests that it may clarify the accounting for these costs prospectively by segregating asset write-down from other holding costs on the Statement of Operations in subsequent Forms 10-Q and Forms 10-K.

Operating Statistics and Reserve Estimates, page 48

2.	We note your presentation of the tables reconciling between Non-GAAP cash costs per ounce to GAAP production costs on page 51 and the definitions of Cash Costs per Ounce and Cash Costs on page 52. It appears that your measure for Cash Costs and Cash Costs per Ounce may be non-GAAP measures since you “exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation.” In this regard, we believe that the most directly comparable GAAP measure would be fully burdened with depreciation, depletion and amortization related to the production of your products, consistent with SAB Topic 11:B. Please support your reconciliation to the most directly comparable GAAP measure that excludes depreciation, depletion and amortization.

Response:

The Company has modified its disclosure to include depreciation, depletion and amortization. Please refer to the revised disclosure under comment 3 noted below.

3.	We further note that you may have excluded charges or liabilities that will require cash settlement or would require cash settlement absent an ability to settle in another manner with the exclusion of your accruals for mine reclamation. Tell us and clarify within your disclosure whether these non-GAAP measures are liquidity or performance measures. If you determine that these measures are liquidity measures, please tell us how you have complied with Item 10(e)(ii)(A) of Regulation S-K.

Response:

The Company has modified its disclosure under Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Statistics and Reserve Estimates as set forth on pages 34 and 35 of the Amendment filed herewith to clarify that the alternative measure does not exclude “accruals for mine reclamation” but that it excludes the amortization of the asset retirement asset. As explained in the revised disclosure, (i) we have included charges or liabilities that will require cash settlement, and (ii) the non-GAAP measure is a performance measure. Supplementally, we are able to advise the Staff that the reported depreciation and depletion includes amortization of mine reclamation costs as set forth pursuant to SFAS No. 143.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

4.	We note your reconciliation includes a line item for By-product credit. Please expand your accounting policy to disclose how you classify by-product revenue and the amount of such revenue for each period reported. Additionally, please expand your MD&Ato clearly indicate that you generate by-product revenues on certain of your operating units and why you believe that presentation of these revenue streams asa by-product is appropriate. Furthermore, include a trend analysis to identify the amount and type of by-product revenue generated for each period presented and indicate whether or not you believe, based on your best estimate, that presentation of these revenue streams as by-products willcontinue to be appropriate in the future. Refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Response:

The Company has modified its disclosure set forth in the MD&A to discuss the impact of by-product revenues upon total revenues. In addition, the Company has modified its disclosure under the MD&A – Critical Accounting Policies and Estimates –Revenue Recognition to clarify that its revenues include by-product revenues. The Company respectfully requests that it be allowed to modify its Revenue Recognition footnote in subsequent Forms 10-Q and 10-K to clarify that its revenues include by-product revenues. For example, disclosure in the Form 10-K for the year ending December 31, 2006 would read as follows:

The Company’s reported revenues include revenues from its primary product, silver, in addition to revenues from associated by-products which consist primarily of gold and copper. For the years ended December 31, 2006, 2005 and 2005, by-product revenues totalled $____ million, $70.2 million and $51.9 million, respectively.

Note B — Summary of Significant Accounting Policies, page F-10

Metal and Other Inventory, page F-12

5.	We note your statement that “Concentrate and dore inventory includes product at the mine site and product held by refineries.” Please tell us how you account for the inventory held by refineries and any other off-site locations and which party retains legal title to the inventory when it is located at an off-site location.

Response:

All inventories are stated at the lower of cost or market, with cost being determined using a weighted average cost method. Our accounting for concentrate and dore inventory held by refineries is dependent on the terms of the underlying refinery contract. For shipments of inventory for which the revenue recognition criteria are met (including transfer of legal title and risk of ownership), we recognize revenue and charge the inventory costs to operating costs. Conversely, when the Company ships inventory to a refinery and retains legal title and risk of ownership, we continue to account for that inventory on our balance sheet until such time as the revenue recognition criteria are met.

Comprehensive Income (Loss), page F- 16

6.	Please revise your presentation of the components of other comprehensive income (loss) to comply with paragraph 25 of SFAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Response:

The presentation of the components of other comprehensive income (loss) are in fact net of taxes which is currently $0 due to the availability of net operating loss carryforwards which are fully offset by a valuation allowance in the United States. The Company respectfully requests that it be allowed to clarify its disclosure as set forth in Note B – Summary of Significant Accounting Policies – Comprehensive Income (Loss) in subsequent Forms 10-K, as well as in subsequent Forms 10-Q, to make it clear that the amounts are reflected net of zero tax as follow:

Comprehensive Income (Loss): The components of other comprehensive income are reflected net of tax expense (benefit) of $0 due to net operating loss carryforwards which are fully offset by a valuation allowance in the United States. Comprehensive income (loss) includes net income (loss) as well as changes in stockholders’ equity that result from transactions and events other than those with stockholders.

7.	Please revise your presentation of the Change in fair value of cash flow hedges, net of settlements to comply with paragraph 47 of SFAS133, which requires you to separately disclose the beginning and ending accumulated derivative gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings.

Response:

We respectfully refer the Staff to Note M of the company’s notes to the consolidated financial statements in the 2005 annual report on Form 10-K, which provides the disclosures required by paragraph 47 of SFAS 133.

Note G- Long-Term Debt, page F-21

2004 Issuance of 1 ¼ % Convertible Senior Notes, page F-22

8.	Please provide an analysis of the 1 ¼ % Convertible Senior Notes due 2024 that indicates whether or not, without limitation, the conversion option you disclose with respect to these notes should be bifurcated from the host and accounted for under the guidance in SFAS 133 and EITF 00-1 9. Please tell us the guidance you have applied with respect to the debt host to support your current presentation. You may wish to refer to guidance provided on the Division of Corporation Finance’s website concerning the classification and measurement of embedded conversion features, located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response:

Upon issuance of these notes in 2004, the Company’s conclusion was that the conversion feature should NOT be bifurcated and accounted for separately. This conclusion was based on the following analysis:

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

SFAS No. 133 paragraph 12 provides that an embedded derivative should be bifurcated and accounted for separately if all three of the conditions in that paragraph are met. The third condition is that “a separate instrument with the same terms as the embedded derivative would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement.” The Company concluded that this third condition was not met; therefore, the embedded derivative was not required to be bifurcated. The reasons for this conclusion are detailed below:

Paragraph 11.a. of SFAS No. 133 describes a specific type of contract that is specifically excluded from consideration under SFAS No. 133. This is a contract that is issued by the reporting entity and is (1) indexed to its own stock and (2) would be classified in stockholders’ equity on the balance sheet. In the case of the embedded conversion option in the Company’s 2004 Senior Notes, this is essentially a contract that obligates the company to issue common shares if certain conditions are met. Accordingly, it meets condition (1) since it is indexed to the common stock of the company. The question then becomes whether this type of contract would be classified in equity on the balance sheet. If it would be, then both conditions are met and you would therefore NOT bifurcate the embedded conversion feature.

To determine the classification, the conversion feature must by analyzed under EITF 00-19. It concludes that if the instrument is a “conventional convertible instrument”, the embedded conversion option would qualify for equity classification. EITF 05-2 then provides a definition of “conventional convertible instrument”. It provides that “an instrument that provides the holder with an option to convert to a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19". The Company’s embedded conversion option meets this definition.

Based on the above, the ultimate conclusion is that the embedded conversion option does qualify for equity classification under EITF 00-19, which in turn qualifies it for the scope exception under paragraph 11.a. of SFAS No. 133, and therefore, the conversion option should NOT be bifurcated from the host debt instrument.

Note S — Summary of Quarterly Financial Data (Unaudited), page F-43

9.	We note your disclosure within footnote (b) that “Freight charges were previously misclassified and recorded as a reduction of sales of metal and have been reclassified to production costs applicable to sales.” Please tell us whether or not this represents the correction of an error as defined in paragraph 13 of APB 20or otherwise advise.

Response:

The Company has deemed the classification of the freight costs as a correction of an error as defined by paragraph 13 of APB 20. However, the adjustment was deemed to be immaterial based on the following analysis in accordance with SAB 99.

Background:

Prior to 2005, the Company reported freight costs as a contra revenue item. In 2005, it was determined that these costs should be reclassified as a production cost item. The impact on all periods is considered immaterial based upon the results of the following SAB 99 analysis.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

SAB 99 Analysis

The following tables provide the amount of the freight cost reclassification which effects only the sales of metals and production costs applicable to sales line items on the company’s Statement of operations and comprehensive income (loss) for each of the past three years on both an annual and quarterly basis.

The following tables provide an assessment of significance for each period in terms of sales of metals, production costs applicable to sales, cash costs per ounce, operating cash flows, net income and earnings per share.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The reclassification is the result of a reclassification of freight costs from revenues to operating expenses.

Whether the reclassification masks a change in earnings or other trends

The reclassification has no impact on reported earnings or trends for any of the reported periods.

Whether the reclassification hides the failure to meet analyst’s consensus expectation for the enterprise

The reclassification has no impact on reported earnings for any of the reported periods; therefore, it has no impact on earnings relative to the consensus expectations for the enterprise.

Whether the reclassification changes the loss into income or vice versa

The reclassification has no impact on reported earnings for any of the reported periods.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Whether the reclassification concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role of the registrant’s operations or profitability

The reclassification has no impact on reported earnings for any of the reported segments. The impact on revenues related to the reclassification for each of the Company’s operating segments was approximately 2%.

Whether the reclassification affects the registrant’s compliance with regulatory requirements

The reclassification would not have any impact upon the Company’s compliance with its regulatory requirements.

Whether the reclassification affects the registrant’s compliance with loan covenants or other contractual requirements

The reclassification does not affect the Company’s compliance with any loan covenants or other contractual requirements since the Company had no contracts in effect requiring measurement against net income, which is not impacted by the reclassification, or the affected income statement or balance sheet accounts.

Whether the reclassification has the effect of increasing management’s compensation

Since the reclassification has no impact on earnings, the exclusion of these reclassifications would not have the affect of increasing management’s compensation.

Whether the reclassification involves concealment of unlawful transactions

The reclassification involves an accounting measure and is not in any way related to an unlawful transaction.

Conclusion

For each of the past three years on both an annual and quarterly basis , the effects of the reclassification was approximately 1.2% to 2.3% of previously reported revenues and approximately 1.8% to 3.7% of previously reported production costs applicable to sales. Furthermore, there is no impact on earnings for any of the periods presented. There is no impact on any of the Company’s key business indicators such as “Cash Cost per Ounce”. Based on the Company’s interpretation of SAB 99, it believes that no restatement is necessary in any of the historical periods presented. The Company has reflected the reclassification adjustments in the quarterly financial data presented in Note S of the Notes to the Consolidated Financial Statements.

Engineering Comments

General

10.	Please insert a small-scale map showing the location of each of your material properties. See Item 102 (3)(B) of Regulation S-K. Note that SEC’s EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Response:

The Company has expanded the disclosure as set forth under Item 2. Properties on page 3 of the Amendment filed herewith to include the map.

11.	For each material property, ensure that the disclosures required by Industry Guide 7 (b) are included. In particular, provide any conditions that you must meet in order to obtain or retain title to each material property. Industry Guide 7 can be reviewed on the Internet at http://www.set.gov/divisions/corpfin/forms/industrv.htm#secguide7.

Response:

The Company has revised the disclosures relating to its mining and development properties on pages 3 – 20 of the Amendment filed herewith to set forth the disclosures required by Industry Guide 7 (b). For the Staff’s supplemental information, there are no conditions we must meet to retain title to mining properties we own or operate.

Silver and Gold Mining Operations, page 17

12.	Proven and probable reserves are disclosed for the Cerro Bayo Mine and probable reserves for the San Bartolome property. Forward to our engineer as supplemental information, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7. This includes copies of feasibility studies or mine plans (including cashflow analyses), as well as pertinent engineering and geological reports concerning your property that are needed to establish the existence of reserves. In particular, we would like to see the latest feasibility study for the San Bartolome property and the mine plan or life of mine plan for the Cerro Bayo Mine. Provide drill hole and/or sampling maps for each property as is relevant. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Response:

Enclosed as supplemental material is the information requested. Donald Birak, Senior Vice President of Exploration (telephone: 208-769-5088), is the Coeur geologist the Staff may call with technical questions regarding reserves.

13.	Provide as supplemental information, all reserve and/or resource audit reports that were produced for your mines and properties within the last three years.

Response:

Enclosed as supplemental material is the information requested.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

14.	In your reserve tables and narrative, disclose:

•	Metallurgical recovery, currency conversion factors (when disclosing prices used) for estimate reserves, and mining recovery, if not included in estimate.
•	The average drill spacing for each category of reserve, and for the mineralized material for each property.

Response:

The Company has modified its reserve tables and related disclosures relating to its mining and development properties under Item 2 on pages 4 – 20 of the Amendment filed herewith in response to the Staff’s comment.

15.	Please indicate:

•	What process and controls, if any, you have in place to assure that the materials being considered for classification as proven or probable by your staff or others, in different countries and locales, meet the SEC definitions of proven or probable reserves.
•	Do you have aninternal reserve review or “auditing” function within your company? If so, describe who has this responsibility, and their functions and operation.
•	Disclose the extent your reserve estimates have been reviewed by independent third parties.

Response:

Processes and Controls

All reserve estimates are prepared by and reviewed and verified by Coeur staff with extensive experience in US reporting standards as well as familiarity with other western world reporting standards. All reserve estimates are reviewed by Company senior managers at each mining and development property and by corporate officers to ensure consistency and accuracy in methodology, reporting standards and estimation.

For its Cerro Bayo, Martha, Rochester, Galena, San Bartolome and Kensington properties the Company has devised key steps in the reserve estimation process and the persons responsible for each key step as required under SOX 404 rules.

The Company prepares reserves for its properties once a year, at calendar year-end, or more frequently if material changes dictate, and for Cerro Bayo, Martha, Rochester, Galena, San Bartolome and Kensington properties on a twice-a-year basis. This extra estimation is used internally in the preparation of its annual operating budgets and as a comparison of operating and exploration results to the budget plan. For the Endeavor and Broken Hill operating properties, the Company reviews and verifies the fiscal year, annual reserve estimates prepared by the mine operator based on annual operating and exploration information.

Internal Review or “Auditing” Function

The Company coordinates its reserve estimation and reporting function closely from the corporate office. Prior to preparation of a new reserve estimate, the Company’s internal oversight committee (Coeur Ore Reserve Estimation Standards committee –CORES) submits guidelines and timelines for the estimation and reporting of reserves and designates appropriate staff at each property to accomplish the property-specific tasks. The CORES committee is chaired by Glen Atwood, Manager of Mineral Resources and Donald J. Birak, Senior Vice President of Exploration, in the corporate office.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

The corporate staff also conducts frequent, but at least annually, reviews of each site, their data used to prepare the new reserve estimates and the results. This review is conducted by the Donald J. Birak, James Duff, President of South America Operations, Harry Cougher, Senior Vice President of North America Operations, and Richard Weston, Senior Vice President of Coeur Australia/Asia, as appropriate. In addition, the Company employs John L. Sims, Senior Analytical Geologist in the corporate office, to review new models of mineralization for its various operating and development sites. It also employs Steven Newman, Manager of Technical Services in our Santiago office, to coordinate and review reserve estimates for its Cerro Bayo, Martha and San Bartolome properties, reporting directly to the President of South America Operations and to the Senior Vice President of Exploration on such work.

Independent Third Parties

In connection with feasibility studies on new development projects, the Company contracts independent consultants to review and/or audit its reserves for specific properties. Copies of recent reports from independent third parties are provided as supplemental information requested in comment 13 of this letter.

Coeur Silver Valley, page 19

16.	We note the higher costs the Galena mine incurred during 2005. As supplemental information, provide a copy of your life-of-mine plan with cashflow analysis for this mine. Address the expected costs and continued economic recoverability of your disclosed reserves for the Galena mine.

Response:

Attached please find a life-of-mine plan with cashflow analysis for the mine. In the course of its normal business planning, the Company specifically developed this plan to address the issue of rising costs. Subsequent to this effort, the Company reported that it has entered into an agreement to sell its wholly-owned subsidiary, Coeur Silver Valley, Inc., which owned the Galena mine and related assets, for $15 million. The purchase price exceeds the carrying value of that entity.

Australia -Endeavor Mine, page 24 and Australia -Broken Hill Mine, page 26

17.	Concerning the Endeavor and Broken Hill mines and as a supplemental response, provide the basis of your disclosure and a detailed explanation for the cash and total cash costs disclosed on page 25 for the Endeavor mine and page 26 for the Broken Hill mine.

Response:

The disclosure of cash costs as reported for the Endeavor and Broken Hill mines originate from the underlying purchase contracts under which we acquired the assets. While there are differences in the two contracts, operationally they are similar. The Company is required to pay an operating cost for each ounce of silver extracted from the reserve which is set forth in the respective contracts. In addition, the Company is responsible for the smelting and refining costs associated with this metal. The cash cost is the sum of these operating costs.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

18.	Provide as supplemental material:

•	The original mineral reserve reports and any audits of that reserve that you used during your due diligence review of the Endeavor and Broken Hill mines, and any other reserve estimates or reserve/resource audits reports produced since that time.
•	Complete copies of your purchase agreements for your interests in the Endeavor and Broken Hill mines.

Response:

Enclosed as supplemental material, please find the requested reports and purchase agreements.

19.	As a supplemental response, provide a description and analysis of the following for both the Endeavor and Broken Hill mines:

•	The extent of drilling and sampling of silver reserves.
•	Geologic character and spatial distribution of recoverable silver.
•	The extent of metallurgical characterization of the silver reserves to date.
•	The metallurgical characteristics and variance of metallurgical characteristics between areas of the silver reserves.
•	The correlation of silver recovery to lead recovery.
•	The expected recoverability of silver, expected variance in silver recoverability, and overall reliability of your estimate of metallurgical recovery of silver.

Response:

Enclosed as supplemental material, please find a report dated May 17, 2006 by Mr. Glen Atwood setting forth the requested information.

20.	Based on the provisions of your purchase agreements for the Endeavor and Perilya mines, as a supplemental response, address what incentives these companies have to maximize silver production, or to produce more than minimal quantities of silver.

Response:

At both the Endeavor and Broken Hill mines, the associated silver occurs within the host ore that contains lead, zinc and silver. The operator retains ownership of the lead and zinc. The mining of each of the constituent minerals occurs simultaneously; therefore, the operator, in its interest to optimize the extraction of ore containing the lead and zinc, concurrently extracts the silver.

In addition, the purchase contract provides economic incentives to the operator associated with the related silver production. In both contracts, the operator receives payment based on the quantity of silver produced. With regard to the Endeavor mine, the operator will receive an additional payment based upon the amount by which the silver price exceeds $7.00 as it relates to the metal produced. With regard to the Broken Hill mine, additional payment may be earned by the operator to the extent predetermined production levels are achieved.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

Operating Statistics and Reserve Estimates, page 48

21.	Concerning the Endeavor and Broken Hill mines and as a supplemental response, provide the basis anda detailed explanation for your credits for 2005 third party smelting costs for the Endeavor andBroken Hill mines on page 51.

Response:

Smelting and refining charges are considered a cash cost for purposes of reporting the cash cost per ounce measurement and are therefore included in the cash cost per ounce calculation as a component of total cash costs. However, in the consolidated statements of operations, these charges are included as a component of net revenue. In order to reconcile the total cash costs presented in the table to the production costs applicable to sales as reported in the consolidated statements of operations, we must deduct the smelting and refining charges as a reconciling item. This gives them the appearance of a credit in the reconciliation.

In accordance with the purchase agreements with The Broken Hill and Endeavor, the company is charged its share of the refining costs which are both based on a refining charge of $10 per kilogram of payable silver content in the base concentrate plus a 50 silver gram per tonne concentrate and associated metallurgical deductions.

On behalf of the Company, the undersigned hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and the Amendment;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please advise our counsel in Washington, D.C., Arthur H. Bill of Foley & Lardner LLP (telephone 202-295-4003), after the Staff has completed its review of the documents furnished herewith as supplemental information in response to comments 12, 13, 16, 18, 19 and 21, and arrangements will be made to pick up the materials at the Staff’s convenience so that they may be returned to the Company.

        Our responses to comments nos. 1, 4 and 6 above request that certain revisions to footnotes to the Company’s consolidated financial statements be made by the Company on a prospective basis in future filings. The Company’s request in that connection is based upon the significant cost that would be incurred by it to have its outside auditor KPMG LLP perform the required procedures in connection with a re-issuance of its audit opinion. The Company believes that the incurrence of such costs would not be justified in view of the materiality of the disclosures and matters raised by such comments.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
May 22, 2006

        Please feel free to contact Arthur H. Bill of Foley & Lardner LLP, our counsel, at 202-295-4003 if you have any questions regarding the above matters. Furthermore, accounting matters raised by the Staff’s comments may be discussed with the undersigned at 202-769-8152. Finally, as stated above, the Staff’s Mining Engineer may call Donald Birak, a geologist and the Company’s Vice President of Exploration, at 208-769-5088 with any technical reserve-related questions relating to engineering comments raised by the Staff.

Sincerely, /s/ James A. Sabala James A. Sabala Executive Vice President and Chief Financial Officer